

June 12, 2024

Wing Wah Cheng
Chief Executive Officer
Samfine Creation Holdings Group Limited
Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon
Hong Kong

      Re: Samfine Creation Holdings Group Limited
         Amendment No. 5 to Registration Statement on Form F-1
         Filed May 24, 2024
         File No. 333-275498

Dear Wing Wah Cheng:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1

Selling Shareholders' Plan of Distribution, page A-4

1.   We note your disclosure on page Alt-5 that any broker-dealers or agents that are deemed to be underwriters may not sell the shares offered under the prospectus unless and until you set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus. Please revise to confirm your understanding that the sale of shares by an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Wing Wah Cheng
Samfine Creation Holdings Group Limited
June 12, 2024
Page 2

Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ying Li